Exhibit (h)(2)

AMENDED AND RESTATED SUB-TRANSFER AGENCY AND SERVICING PLAN

(this “Plan”)

Introduction: This Plan authorizes specific classes (each, a “Class”) of each fund from time to time listed on Annex A attached hereto (each, a “Fund”) to engage and pay “Financial Intermediaries” (within the meaning of Rule 22c-3 under the Investment Company Act of 1940, as amended (the “Act”)) for providing sub-transfer agency and related services to the underlying beneficial owners (each, a “Beneficial Owner”) of shares purchased by, for or through either various omnibus accounts maintained for the applicable Class by the Financial Intermediaries with the Fund or various Level 3 Network accounts maintained for the applicable Class by the National Securities Clearing Corporation (or its equivalent) to which the Financial Intermediaries and the Fund have access (“Level 3 Network accounts”). For purposes of this Plan, all shares of a Fund that does not issue multiple classes are deemed to be shares of a single Class. This Plan is not adopted pursuant to Rule 12b-1 under the Act, and the fee under this Plan may be, in whole or in part, for transfer agency services and/or a “service fee,” as defined in FINRA Rule 2341.

In initially adopting this Plan and in each continuance and amendment thereof, the Board of Directors/Trustees (the “Board”) of each Fund requested and evaluated such information as it deemed necessary to an informed determination, and considered such pertinent factors as it deemed necessary to form the basis for a decision to use assets attributable to a Class for such purposes. Further, the Board of each Fund concluded, in the exercise of its reasonable business judgment and in light of applicable fiduciary duties, that there is a reasonable likelihood that this Plan will benefit the applicable Class of a Fund and its shareholders. This Plan is several and not joint with respect to each Fund and each Class of a Fund.

This Plan: The material aspects of this Plan are as follows:

1.             Fees. Each Class is permitted to pay to each Financial Intermediary from assets attributable to such Class a fee (the “Sub-TA Fee”) that shall not exceed the lower of:

(i)	the aggregate amount of additional transfer agency fees and expenses that the Fund would otherwise pay to its dividend disbursing (as applicable) and transfer agent if each Level 3 Network account for such Class to which the Financial Intermediary and the Fund have access, and each subaccount for a Beneficial Owner in the omnibus account maintained for such Class by the Financial Intermediary with the Fund, were a direct account with the Fund; and

(ii)	the amount by which the fees charged by the Financial Intermediary and to be paid by the Fund from assets attributable to that Class for including the Fund on its platform and providing Sub-TA Services (as defined below) with respect to shares of the applicable Class exceed any amount paid to such Financial Intermediary under the Service and Distribution Plan (if any) adopted for such Class pursuant to Rule 12b-1 under the Act (the “12b-1 Plan”) with respect to assets attributable to such Class so held in such Level 3 Network accounts and in such omnibus account, in respect of the Beneficial Owners in such Level 3 Network accounts and such omnibus accounts.

The Board has delegated to EULAV Securities LLC, the distributor of the Funds (the “Distributor”), and the Distributor has accepted certain responsibilities with respect to the Financial Intermediaries, including the obligation, if not paid directly by the Fund, to pay Financial Intermediaries such compensation as their respective agreements relating to the provision of sub-transfer agency and related services to Beneficial Owners require. The Board retains the authority to determine the maximum Sub-TA Fee that the Distributor may agree to pay to the Financial Intermediaries pursuant to this Plan (the “Maximum Fee”), exclusive of amounts that may be paid to the Financial Intermediaries by the Distributor and its affiliates for similar services or for distribution-related services from their own resources (“Additional Fees”) and/or pursuant to the applicable Fund’s 12b-1 Plan.

2.             Services. Payments of the Sub-TA Fee shall be used to compensate Financial Intermediaries for serving as agents of the Fund for the limited purpose of providing sub-transfer agency and related services (collectively, “Sub-TA Services”) including, but not limited to: (a) establishing and maintaining accounts and records with respect to Beneficial Owners of shares in Level 3 Network accounts and omnibus accounts maintained for the applicable Class by the Financial Intermediary with the Fund; (b) answering inquiries from Beneficial Owners of the applicable Class regarding account status and history, the manner in which purchases and redemptions of shares may be effected, and other matters pertaining to the Funds; (c) assisting Beneficial Owners in designating and changing dividend options, account designations and addresses; (d) aggregating and processing purchase and redemption requests from Beneficial Owners and placing net purchase and redemption orders for Shares of the applicable Class with the Fund’s transfer agent or Distributor; (e) verifying and guaranteeing signatures of Beneficial Owners in connection with orders to purchase, exchange, or redeem shares of the applicable Class; (f) providing periodic statements showing Beneficial Owners’ account balances and, to the extent practicable, integrating such information with other transactions otherwise effected by or through the Financial Intermediary; (g) furnishing (either separately or on an integrated basis with other reports sent to a Beneficial Owner of the applicable Class by a Financial Intermediary) monthly and annual statements and confirmations of all purchases and redemptions of Fund shares; (h) transmitting, on behalf of the Fund, proxy statements, shareholder reports, prospectuses, and other communications from the Fund or the Distributor to Beneficial Owners of the applicable Class; (i) receiving, tabulating, and transmitting to the Fund or the Distributor proxies executed by Beneficial Owners with respect to shareholder meetings; (j) arranging for wiring of funds and transmitting and receiving funds in connection with orders to purchase or redeem shares of the applicable Class; (k) processing dividend payments from the Fund on behalf of Beneficial Owners of the applicable Class; (l) providing such other similar services as the Fund or the Distributor may request; and (m) providing necessary personnel and facilities to conduct the activities described above. It is further intended that none of the services provided in consideration of the Sub-TA Fee from a Fund be duplicative of services provided in consideration of the fees paid pursuant to the Rule 12b-1 Plan adopted by any Class.

3.            Authorization of the Distributor: The Board has determined that it is consistent with the best interests of each Class and appropriate in furtherance of the purposes of this Plan that the Distributor, by operation of this Plan, be authorized as follows:

(a)                   New Agreements. With respect to new agreements entered into after the date of this Plan: (i) to identify Financial Intermediaries; (ii) to appoint Financial Intermediaries to act as agents for the Fund for the limited purpose or providing the services set forth in paragraph 2; (iii) to engage Financial Intermediaries to perform such services by entering into appropriate agreements; (iv) to terminate Financial Intermediaries, pursuant to the terms of the relevant agreements; and (v) to pay Financial Intermediaries out of the Sub-TA Fee paid pursuant to this Plan (either directly via the Fund or indirectly via the Distributor) the amounts due them under the relevant agreements, subject to compliance by a Financial Intermediary with the terms of the relevant agreements. The Distributor may cause any such relevant agreement to be entered into by a Financial Intermediary with the Distributor, the Fund, and/or its other service providers, including the administrator, transfer agent, and/or dividend disbursing agent of the Fund. Forms of agreement entered into in connection with this Plan will be presented to the Board from time to time, but the Board has determined that the Distributor may cause agreements to be entered into with the Financial Intermediaries that differ from those forms in such form or substance as the Distributor deems necessary or appropriate; provided, however, that the Distributor shall not have authority to exceed the Maximum Fee for agreements entered into in connection with this Plan nor to eliminate terms creating third party beneficiary or similar rights in favor of the Funds. Nothing in this paragraph shall preclude the Distributor or its affiliates from agreeing to pay Additional Fees.

(b)                   Existing Agreements. With respect to existing agreements between a Financial Intermediary and the Distributor, the Fund and/or its other service providers, including the administrator, transfer agent, and/or dividend disbursing agent of the Fund: (i) to amend or restate such agreements, or any terms thereof, as the Distributor deems necessary or appropriate; (ii) to terminate such agreements or cause them to be superseded by new agreements in accordance with paragraph 3(a) above; and (iii) to pay each Financial Intermediary out of the Sub-TA Fee paid pursuant to this Plan (either directly via the Fund or indirectly via the Distributor) the amounts due it under the relevant agreements between the Financial Intermediary and the Fund; provided, however, that the Distributor shall not have authority to exceed the Maximum Fee for agreements entered into in connection with this Plan.

4.             Fee Calculation. For the purpose of determining the Sub-TA Fees payable under this Plan, the value of the net assets of each Class shall be computed in the manner specified in the Fund’s registration statement on Form N-1A for the computation of the value of the Fund’s net assets attributable to shares of such Class.

5.             Reporting and Compliance.

(a)                   The Distributor shall provide the Board, at least quarterly, with a written report that includes the names of the firms that serve as Financial Intermediaries pursuant to agreements entered into in connection with this Plan and all amounts actually expended during the reporting period pursuant to this Plan. The report shall state the purposes for which the amounts were expended; provided, however, it shall be assumed that the purposes are to compensate Financial Intermediaries for some or all of the Sub-TA Services described above in paragraph 2. It is currently contemplated that the Distributor will not retain as compensation any amounts under this Plan, and EULAV Asset Management, as adviser to each Fund, shall separately state in reports presented to the Board any such retained amounts. The Distributor will provide the Board with such additional information regarding the operations of this Plan as it considers appropriate for the Board to evaluate the Sub-TA Fees being paid as well as such any additional information that the Board may from time to time reasonably request, including without limitation a list of the types and amount of Sub-TA Services being provided by each Financial Intermediary and information regarding the quality of the Sub-TA Services being performed.

(b)                   The Funds have adopted a compliance policy regarding the operations of this Plan.

6.             Board Approval. This Plan was adopted with respect to each Class by the Board, including the Board members who are not “interested persons” (as defined in the Act) of the Fund and have no direct or indirect financial interest in the operation of this Plan or in any agreements entered into in connection with this Plan.

7.            Term. This Plan shall continue for a period of one year from its effective date, unless earlier terminated in accordance with its terms, and thereafter shall continue automatically for successive annual periods ending June 30th, provided such continuance is approved at least annually in the manner provided in paragraph 6 hereof. This Plan is terminable with respect to each Class without penalty at any time by vote of a majority of the Board members who are not “interested persons” (as defined in the Act) of the Fund and have no direct or indirect financial interest in the operation of this Plan or in any agreements entered into in connection with this Plan.

8.             Amendments. This Plan may be amended at any time by the Board, provided that any material amendments of the terms of this Plan shall become effective only upon approval as provided in paragraph 6 hereof. This Plan supersedes in its entirety the Funds’ initial Sub-Transfer Agency and Servicing Plan and each amendment and/or restatement thereof.

9.             Limitation of Liability. The obligations hereunder and under this Plan and any agreement shall only be binding upon the assets and property of the relevant Class, and shall not be binding upon any director, officer, or shareholder of the Fund individually. No Fund or Class shall have liability under this Plan or any agreement for the obligations of any other Fund or Class.

Initially adopted on June 21, 2012

Amended June 19, 2014

Amended August 18, 2015

Amended March 17, 2016

Amended January 1, 2020

Amended June 18, 2020

Annex A

Fund	Class* *no need to specify Classes unless Fund offers more than one
Value Line Asset Allocation Fund, Inc.	Institutional Class Investor Class
Value Line Small Cap Opportunities Fund, Inc.	Institutional Class Investor Class
Value Line Mid Cap Focused Fund, Inc.	Institutional Class Investor Class
Value Line Larger Companies Focused Fund, Inc.	Institutional Class Investor Class
Value Line Select Growth Fund, Inc.	Institutional Class Investor Class
Value Line Capital Appreciation Fund, Inc.	Institutional Class Investor Class